SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                           STUART ENTERTAINMENT, INC.
                                (Name of Issuer)


                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)


                                    863689105
                     (CUSPID Number of Class of Securities)


                    Wynnefield Partners Small Cap Value, L.P.
                           One Penn Plaza - Suite 4720
                            New York, New York 10119
                           Attention: Mr. Nelson Obus
            (Name, Address and Telephone Number of Person Authorized)
                     to Receive Notices and Communications)


                                    Copy to:

                               Jesse R. Meer, Esq.
                         Berlack, Israels & Liberman LLP
                              120 West 45th Street
                            New York, New York 10035
                                 (212) 704--0100

                                November 5, 1997
             (Date of Event which Requires Filing of this Statement)


If the tiling person has previously filed a Statement on Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: ( )

Check the following box if a fee is being paid with this Statement: ( )


                               (Page 1 of 9 Pages)

SCHEDULE 13D

-------------------                                            -----------------
CUSIP No. 863689105                                            Page 2 of 9 Pages
-------------------                                            -----------------


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON: Wynnefiled Partners Small Cap Value, L.P.
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-3688487




--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  [x]
                                                                        (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS
       WC (SEE ITEM 3)



--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                    [ ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            238,082
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             --
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             238,062
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       --

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       238,062 shares

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       3.49%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON

       PN


--------------------------------------------------------------------------------

                               (Page 2 of 9 Pages)

SCHEDULE 13D

-------------------                                            -----------------
CUSIP No. 863689105                                            Page 3 of 9 Pages
-------------------                                            -----------------


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON: Wynnefiled Partners Small Cap Value Offshore
                                 Fund, Ltd.
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Not Applicable




--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  [x]
                                                                        (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS
       WC (SEE ITEM 3)



--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                    [ ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       CAYMAN ISLANDS


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            85,000
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             --
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             85,000
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       --

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       85,000 shares

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       1.24%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON    CO




--------------------------------------------------------------------------------

                               (Page 3 of 9 Pages)

SCHEDULE 13D

-------------------                                            -----------------
CUSIP No. 863689105                                            Page 4 of 9 Pages
-------------------                                            -----------------


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON: Wynnefiled Partners Small Cap Value, L.P.I
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-3953291




--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  [x]
                                                                        (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS
       WC (SEE ITEM 3)



--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                    [ ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            141,438
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             --
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             141,438
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       --

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       141,438 shares

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       2.07%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON

       PN


--------------------------------------------------------------------------------

                               (Page 4 of 9 Pages)

Item 1. Security and Issuer

     This Statement relates to shares of the Common Stock, $0.0l par value per share (the "Shares"), of Stuart Entertainment, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 3211. Nebraska Avenue, Council Bluffs, Iowa 51501.

Item 2. Identity and Background.

     (a), (b), (c) and (f). This Statement is being filed by Wynnefield Partners Small Cap Value, LP. (the "Partnership"), Wynnefield Small Cap Value Offshore Fund, Ltd. (the "Fund"), and Wynnefield Partners Small Cap Value, LP. I (the "Partnership-I"). Although the Partnership, the Fund and Partnership-I are each separate and distinctive entities with different beneficial owners (whether designated as limited partners or stockholders), for the convenience of reporting their holdings, in this Statement, they are sometimes referred to collectively as the "Wynnefield Group".

     Wynnefield Capital Management, LLC, a New York limited liability company ("WCW'), is the general partner of the Partnership and the Partnership-I, private investment companies organized as limited partnerships under the laws of the State of Delaware. Nelson Obus, Joshua Landes and Robert Melnick are the managing members of WCM and the principal executive officers of Wynnefield Capital, Inc., the investment manager of the Fund, a private investment company organized under the laws of the Cayman Islands. Mr. Obus, Mr. Landes and Mr. Melnick are citizens of the United States of America.

     The business address of Mr. Obus, Mr. Landes, and Mr. Melnick, WCM, and each of the entities in the Wynnefield Group is One Penn Plaza, Suite 4720, New York, New York 10119.

     (d) and (e). During the last five years, neither Mr. Obus, Mr. Landes, Mr. Melnick, WCM, nor any of the entities comprising the Wynnefield Group has been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Item 3. Source and Amount of Funds or Other Consideration.

     The Wynnefield Group entities purchased their Shares, separately from each other, for the consideration shown in the following table:



                               (Page 5 of 9 Pages)

Name                          Number of Shares              Consideration Paid
----                          ----------------              ------------------

Partnership                        238,062                       $674,392.10

Partnership-I                      141,438                        389,310.40

Fund                                85,000                        209,187.50


     Such Shares were paid for from the separate working capital of each entity in the Wynnefield Group, each of which maintains a separate investment fund, consisting of capital contributions from their respective partners and investors and capital appreciation derived therefrom for the principal purpose of buying and selling securities (including financial and money market instruments) and interests in domestic and foreign securities, including, without limitation, convertible securities, stock index features contracts, options, puts and calls on stock and warrants.

Item 4. Purposes of Transaction.

     Each member of the Wynnefield Group acquired the Shares reported in Item 5 below for investment purposes. If any member of the Wynnefield Group determines that the ownership of the Issuer's securities represent an attractive investment opportunity, it reserves the right to buy additional Shares with the understanding that neither such purchases nor the exercise of its rights as a stockholder of the Issuer is intended as a "control" device with respect to the Issuer.

     Except as set forth above, no member of the Wynnefield Group has no present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interests in Securities of the Issuer.

     (a) As of the close of business on the date hereof, the three entities referred to as the Wynnefield Group beneficially owned a total of 464,500 Shares, the separate ownership of which is set forth in Item 3 of this Statement. Mr. Obus, Mr. Landes and Mr. Melnick, by virtue of their status as managing members of WCM, the general partner of the Partnership and Partnership-I, and as officers of the Fund's investment manager, may be deemed to have indirect beneficial ownership of the Shares owned by the three entities referred to as the Wynnefield Group. However, Mr. Obus, Mr. Landes and Mr. Melnick, as stated below, disclaim any beneficial ownership of such Shares. The Shares owned by the three entities referred to as the Wynnefield Group represent approximately 6.8% of the outstanding Shares of the Issuer, based on the 6,828,116 Shares

                               (Page 6 of 9 Pages)
reported as outstanding on August 8, 1997 in the Issuer's latest Quarterly Report on Form 1O-Q.

     Pursuant to Rule 13d-4 of the General Rules and Regulations under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), Mr. Obus, Mr. Landes and Mr. Melnick disclaim beneficial ownership of any Shares owned by the three entities comprising the Wynnefield Group and disclaim membership in the Wynnefield Group with respect to the Shares for purposes of Sections 13(d) and 13(g) of the Exchange Act or for any other purpose under any other provision of the Exchange Act or the rules and regulations promulgated thereunder.

     (b) Mr. Obus, Mr. Landes and Mr. Melnick, by virtue of their status as the managing members of WCM, the general partner of the Partnership and Partnership-I, and as officers of the Fund's investment manager, have the power to vote or to direct the vote and the power to dispose and to direct the disposition of the Shares owned by each of the three entities comprising the Wynnefield Group.

     (c) The entities in the Wynnefield Group made their separate purchases of Shares in the over--the-counter market as follows:

                                                  Number                 Price
Name                     Date                   of Shares              Per Share
----                     ----                   ---------              ---------

Partnership          August 19, 1994              1,306                  $4.8200

Partnership          May 16, 1996                 2,286                  $5.5000

Partnership          May 17, 1996                 9,143                  $5.5000

Partnership          June 6,1996                  1,959                  $7.0000

Partnership          July 12, 1996                2,612                  $6.8750

Partnership          July 22, 1996               14,368                  $6.5625

Partnership          August 22, 1996              1,306                  $5.5000

Partnership          September 3, 1996              653                  $5.4375

Partnership          October 14, 1996               653                  $6.1250

Partnership          April 17, 1997              13,062                  $3.3125

Partnership          July 17, 1997               34,614                  $2.7500

Partnership          September 8, 1997           48,100                  $2.1250

Partnership          October 23, 1997             6,000                  $2.1875


                               (Page 7 of 9 Pages)

                                                  Number                 Price
Name                     Date                   of Shares              Per Share
----                     ----                   ---------              ---------

Partnership          October 29, 1997             6,000                  $2.1250

Partnership          Novemer 5, 1997             96,000                  $2.0625


Partnership I        August 14, 1994                694                  $4.8200

Partnership I        May 16, 1996                 1,214                  $5.5000

Partnership I        May 17, 1996                 4,857                  $5.5000

Partnership I        June 6, 1996                 1,041                  $7.0000

Partnership I        July 17, 1996                1,388                  $6.8750

Partnership I        July 22, 1996                7,632                  $6.5625

Partnership I        August 22, 1996                694                  $5.5000

Partnership I        September 3, 1996              347                  $5.4375

Partnership I        October 14, 1996               347                  $6.1250

Partnership I        April 17, 1997               6,938                  $3.3125

Partnership I        July 17, 1997               18,386                  $2.7500

Partnership I        September 8, 1997           25,900                  $2.1250

Partnership I        October 23, 1997             4,000                  $2.1875

Partnership I        October 29, 1997             4,000                  $2.1250

Partnership I        November 5, 1997            64,000                  $2.0625


Fund                 April 8, 1997               10,000                  $3.8750

Fund                 July 17, 1997               22,000                  $2.7500

Fund                 September 8, 1997            3,000                  $2.0625

Fund                 October 24, 1997            10,000                  $2.1250

Fund                 November 5, 1997            40,000                  $2.0625



                                  (Page 8 of 9)

     (d) Each of the entities comprising the Wynnefield Group as owners of the Shares specified in Item 3 of this Statement has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares specified in item 3 of this Statement, but only from such Shares

     (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Neither Mr. Obus, Mr. Landes, Mr. Melnick, WCM, nor any of the entities comprising the Wynnefield Group has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be filed as Exhibits.

     Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: November 11, 1997


                              WYNNEFIELD  PARTNERS SMALL CAP VALUE, L.P.
                              WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I


                              By:  Wynnefield Capital Management, LLC,
                                   General Partner


                              By:  S/Nelson Obus
                                   --------------------------------------------
                                   Nelson Obus, Managing Member


                              WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

                              By: Wynnefield Capital, Inc.


                                   S/ Nelson Obus
                                   --------------------------------------------
                                   Nelson Obus, President



                               (Page 9 of 9 Pages)